Exhibit 99.92

Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 23, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold intersects 4.57 metres grading 8.134 grams per tonne gold

Timmins Gold Corp. (TSX:TMM) is pleased to announce that additional mineralized zones were intercepted during the month of July, 2011 from the ongoing drill program at its San Francisco mine open pit gold mine in the state of Sonora, Mexico.

During July the Company completed 95 drill holes totalling 20,103 meters of drilling. Drill results have confirmed that the mineralized zones continue both beneath the currently planned pit bottom and outside the perimeter of the currently planned pit limit. A series of holes drilled on the south wall of the pit confirmed the up dip continuity of the mineralized zones recently intersected beneath the currently planned pit bottom. For example, Hole TF-1312 drilled on the south wall intersected several mineralized zones including 12.19 meters with a grade of 2.631 gpt gold.

Drilling at the La Chicharra open pit which is two kilometers from the San Francisco pit also intersected gold mineralization. Results from the La Chicharra drilling will be released shortly.

The Company is completing an aggressive 100,000 meter exploration program which commenced at the beginning of July, 2011 and is expected to be completed at the end of the calendar year.

Highlights from selected drill holes from the July results at the San Francisco mine open pit are as follows:

			Mineral Drill Intersections
Drill Hole	Depth	Section
Number	(m)	Line	From	To	True Width	Au,
			(m)	(m)	(m)	g/t
TF -1309	118.87	820 W	38.10	41.15	3.05	3.409
		includes	38.10	39.62	1.52	6.275
		and	77.72	88.39	10.67	0.561
		includes	80.77	82.30	1.52	2.616
		and	97.54	106.68	9.14	0.776
		includes	103.63	105.16	1.52	3.005
		and	111.25	112.78	1.52	0.308

TF- 1311	152.4	420 W	89.92	100.58	10.66	1.980
TF -1312	228.6	460 W	201.17	213.36	12.19	2.631
TF -1313	152.4	880 W	1.52	21.34	19.82	0.638
		and	80.77	85.34	4.57	2.375
TF- 1315	182.88	640 W	121.92	126.49	4.57	0.491
		and	131.06	161.54	30.48	0.600
TF- 1317	234.69	900 W	106.68	115.82	9.14	3.203
		includes	108.20	111.25	3.05	8.181
TF- 1318	252.96	560 W	100.58	114.30	13.72	3.311
		includes	100.58	105.16	4.57	8.134
TF -1319	252.96	620 W	128.02	137.16	9.14	0.981
TF-1321	155.45	500 W	120.40	129.54	9.14	0.987
TF-1322	155.45	500 W	106.68	120.40	13.72	1.078
TF-1323	256.03	520 W	73.15	85.34	12.19	1.447
		and	91.44	105.16	13.72	1.309
		and	124.97	131.06	6.10	0.738
		and	146.30	158.50	12.19	0.432
		and	242.32	249.94	7.62	0.731
TF-1324	268.22	440 W	164.59	167.64	3.05	6.110

Deep core drilling designed to find the main feeder system for the gold mineralization at the pit and regionally, intercepted mineralization starting at a depth of 178 meters and continuing to a depth of 835 meters.

For more detailed drill hole intersections and a drill hole plan map, please click on the following link; http://www.timminsgold.com/i/maps/2011-08-22_NR-Files2.pdf.

The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s expectation that the ongoing drill program could lead to a significant increase in the mineral resource at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The samples collected during the drilling were prepared by the Company and assayed by IPL-Inspectorate Lab using fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples.

The Company has engaged independent consulting firm Micon International Inc. of Toronto to provide an updated NI 43-101 Reserve and Resource Estimate which will incorporate assay results obtained from over 85,000 metres of drilling conducted from June 30, 2010 to July 31, 2011.

About Timmins Gold

Timmins Gold Corp is a gold production and development company. In April 2010, Timmins Gold commenced commercial production at its wholly owned San Francisco gold mine in Sonora, Mexico. Timmins Gold has projected production at a rate of approximately 100,000 ounces of gold per year at a life of mine cash cost of approximately $489 per ounce. (Micon International Preliminary Feasibility Study, November 2010).

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company. For further information contact Timmins Gold Corp. at 604-682-4002 or go to the website at www.timminsgold.com.

On behalf of the Board:

Bruce Bragagnolo, LLB
Chief Executive Officer
604-638-8980
bruce@timminsgold.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.